

November 17, 2010

Ms. Dorothy Whitehouse
Chief Executive Officer, President and Director
On-Air Impact, Inc.
130 Maple Avenue, Suite 6D
Red Bank, NJ 07701

> **Re:** **On-Air Impact, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-168413**

Dear Ms. Whitehouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 2

Our Business Model, page 2

1.   Please provide the basis for your statement that, "Ultimately, when complete, we believe that the software will deliver the highest level of accuracy in the sports and entertainment sector."

2.   Please explain the terms "proprietary grading system" and "monetary range."

3.   We note your statement, "Our intended clients can be broken-down into four categories: Team Sports and Events, Media Rights Holders, Sponsorship and Event Agencies, and Consumer Brands." Please expand your disclosure to describe the four category of clients in the "Business Section" and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Available Information, page 4

4. Please disclose whether you will voluntarily send an annual report to security holders and whether the report will include audited financial statements. See Item 101(h)(5)(i) of Regulation S-K.

"We are selling this offering without an underwriter and may be unable to sell any shares…" page 12

5. We note your statement, "Unless we are successful in selling the shares and receiving the proceeds from this offering, we may have to seek alternative financing to implement our business plans and you would receive a return of your entire investment," in the risk factor subheading. Please revise to adequately address the risk presented. The last part of the subheading referring to "a return of your entire investment" is unclear and probably not appropriate. Please revise.

Description of Business, page 14

Goals, page 14

6. Please clarify the length of time you anticipate that the consumer research project will take. Please also revise your MD&A section accordingly.

7. Please clarify whether the "custom software" and "end user web interface" will be developed within the next 12 months. If not, please revise your disclosure to give an indication of the anticipated timeline for each. Please revise your MD&A section accordingly.

8. On page 15, we note your statement, "Our mission is to provide our clients with an understanding of sponsorship impact and effectiveness, along with in-depth insights which in turn will help clients maximize their marketing investments." Please expand the disclosure to clarify what "sponsorship impact and effectiveness" and "in-depth insights" mean.

9. We note your statement "We are an information provider to the sponsorship industry, focusing on one single objective…" Please clarify what you mean by the "sponsorship industry."

10. Please provide the basis for your statement "… the value of other marketing levers, like branded content and sponsorships, has long been a contentious issue argued by sponsors, rights holders, broadcasters, advertisers and media buyers."

11. We note your statement "Our goal is to provide a _new_ level of evidence based accountability for branded content and sponsorship…" Please confirm that none of

your competitors currently offer this service. Alternatively, please revise your disclosure to remove references to the "newness" of the product/service.

12.   We note your statement, "In addition to this, our goal will be to support brand exposure quantification with both customized and bespoke effectiveness research and a commitment to providing our clients with industry-leading insights and recommendations to maximize their marketing investment." Please clarify what you mean by "bespoke effectiveness research." Further, please provide the basis for your statement "industry-leading insights."

13.   We note your statement "Our main objectives are to reinvent the analytics of on-air media measurement; and provide superior, client centric consultation and actionable data." Please expand your disclosure. Further, please clarify what you mean by "client centric consultation and actionable data."

Operating Strategies, page 16

Formation of Core Offering, page 16

14.   Please clarify whether the commission of the consumer research project and the development of the "Image Recognition Software" will be on an exclusive basis or whether it will also be available to your competitors. For example, please clarify if the software program will be available to your competitors before it is transferred to the registrant's server.

Customized Reports, page 16

15.   Please expand your disclosure to clarify what "customizable reports" mean.

Password Protected Website, page 16

16.   Please provide the basis for your statement, "This will serve as another point of difference from the competition, whose interface is unnecessarily complex."

Merging the market study with the software program, page 17

17.   Please provide the basis for your statement, "Unlike our competitors… the On-Air Impact value will be expressed in the form of a monetary range…"

18.   We note your statement, "our competitors will not direct have to our software." Please confirm if the software will be available to be purchased from the outside programmer.

Consultative Services, page 17

19. Please provide the basis for your statement, "Another critical point of differentiation from competitors… is the consulting services…"

20. Please expand on the "experience" that mirrors the "target customer base."

21. Please expand your disclosure with regards to the "consulting model" that will be created. Refer to Item 101 of Regulation S-K.

22. We note your statement "that is used by all members of the On-Air Impact team" and your statement, "Implementation of this model by team members will allow the Principals to be involved in most projects, yet will still free them up during the start up phase of the business to concentrate on sales." We further note on page 18 that you state that you currently have two employees. Please reconcile these statements and revise your disclosure accordingly.

Competitive Analysis, page 17

Overview, page 17

23. We note your statement, "In order to compete with our competitors, we will leverage our Chief Executive Officer's industry contacts." Please clarify how you will leverage the "industry contacts" and how that will be material to your business plan and operations in the next 12 months.

Research and Development Activities, page 18

24. Please clarify, in this section, what "Services Development" means.

Use of Proceeds, page 20

25. Please describe in greater detail the "production of media kits."

26. We note that on pages 31 – 32 you indicated that the consumer research project, the custom software and the end user web interface will cost you a total of approximately $55,000. Please clarify in the "Use of Proceeds" section how you intend to fund these projects.

27. In each use of proceeds table, please include the gross offering proceeds prior to the offering expenses and then separately list the offering expenses as a line item in the table. The amount currently listed as offering proceeds to be received after offering expenses does not appear to be correct. Please revise.

Determination of Offering Price, page 21

28. We note your response to comment 17 in our letter dated October 8, 2010 and we reissue the comment. We further note your statement, "We intend to solicit a broker-dealer to apply to have our Common Stock listed on the OTC Bulletin Board…" The OTCBB is not an issuer listing service but is instead a quotation medium. You may not apply to list your shares on the OTCBB. Market makers may make an application for quotation of your shares. Please revise your disclosure accordingly. All references to an OTCBB listing should be removed.

29. We note your disclosure in this section that if your common stock is quoted on the OTC Bulletin Board then the offering price of your stock would be determined by prevailing market prices at the time of sale. Please clearly disclose that you are referring to secondary sales and not the offering price in this offering which will be at a fixed price for the duration of the offering.

Plan of Distribution, page 22

Procedures and Requirements for Subscription, page 23

30. Please file a copy of the subscription agreement as an exhibit. See Item 601(b) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 24

Management and Director Biographies, page 24

31. Please disclose whether there are any other promoters of the company. See Item 404(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Proposed Milestones to Implement Business Operations, page 31

32. We note your statement, "We estimate sales to begin approximately twelve (12) months following closing of the offering." Please provide the basis for this estimation.

33. We note your disclosure that the research project, the custom software and the "end user web interface" will cost you $5,000, $25,000 and $25,000, respectively. Please provide the basis for these estimations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Philip Magri, Esq.
       The Sourlis Law Firm
       Via facsimile (732) 530-9008